Exhibit 99.9
EXPENSES
The following table sets forth the aggregate expenses in connection with the right offering in accordance with our prospectus supplement dated December 27, 2021, all of which will be paid by us (All amounts shown are estimates, except for the SEC registration fee.)
SEC registration fee	$84,997 *
FINRA fees	$20,000
Legal fees and expenses	$800,000
Accounting fees and expenses	$200,000
NYSE Supplemental Listing Fee	$100,000
Dealer Manager Fees	$1,500,000
Insurance	$1,000,000
Miscellaneous	$795,003
Total	$4,500,000

*
Includes SEC registration fee of $18,265.00 paid previously in connection with the Registration Statement (File No. 333-222171) filed with the SEC on December 20, 2017 and Registration Statement (File No. 333-227164) filed with the SEC on August 31, 2018 and SEC registration fee of $66,731.59 paid with Registration Statement (file number 333-249479).